U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

COMPUTERSHARE TRUST COMPANY OF CANADA

B.	This (check one):

[X]	An original filing for the Filer.

[ ]	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	SHAW COMMUNICATIONS INC.

Form type:	Registration Statement on Form F-10

File number (if known):	333-110416

Filed by:	SHAW COMMUNICATIONS INC.

Date filed (if filed
Concurrently, so indicate):	November 12, 2003
(Form F-X filed concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of:

Canada

and has its principal place of business at:

710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Phone: (403) 267-6508
Attention: Manager Corporate Trust

E.	The Filer designates and appoints Computershare Trust Company, Inc. (the “Agent”), located at:

350 Indiana Street, Suite 800
Golden, CO 80401
Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

(a)	The Filer, in its status as trustee with respect to securities registered on Form F-10, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

(b)	The Filer undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with the amendment being filed.

G.	Not applicable.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 12th day of November, 2003.

Filer:	COMPUTERSHARE TRUST COMPANY OF CANADA	By:	/s/ Laura Leong
		Name:	Laura Leong
		Title:	Professional Corporate Trust

		By:	/s/ Karen Biscope
		Name:	Karen Biscope
		Title:	Manager Corporate Trust

     This statement has been signed by the following person in the capacity indicated on November 12, 2003.

Computershare Trust Company, Inc.
As Agent for Service of Process for
COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ John M. Wahl
Name:	John M. Wahl
Title:	Corporate Trust Officer